Issuer Free Writing Prospectus dated May 25, 2023
Filed Pursuant to Rule 433 under the Securities Act of 1933
Relating to the Preliminary Prospectus dated May 25, 2023
Registration Statement No. 333-267788

Tilray Brands, Inc. Announces Proposed Registered Offering of $150 Million of Convertible Senior Notes

Convertible notes offer lower interest expense and fewer covenant restrictions than our non-convertible debt options due to the conversion option value and are less dilutive than the issuance of common stock

A portion of the proceeds will be used to refinance existing debt

May 25, 2023

LEAMINGTON, Ontario and NEW YORK, May 25, 2023-- Tilray Brands, Inc. (“Tilray” or the “Company”) (Nasdaq: TLRY; TSX: TLRY), a leading global cannabis-lifestyle and consumer packaged goods company, today announced that it has commenced a registered offering of $150 million aggregate principal amount of Convertible Senior Notes due 2027 (the “Notes”). Tilray also expects to grant a 30-day option to the underwriters of the Notes offering to purchase up to an additional $22.5 million aggregate principal amount of Notes, solely to cover over-allotments. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, if at all, or as to the actual size or terms of the offering. Tilray intends to use a portion of the net proceeds from this offering to finance the concurrent repurchase of a portion of its outstanding 5.00% Convertible Senior Notes due 2023 and/or 5.25% Convertible Senior Notes due 2024, as described below, and the remainder of the net proceeds for general corporate purposes.

The Notes will be senior unsecured obligations of Tilray, will accrue interest payable semiannually in arrears, and will mature on June 15, 2027, unless earlier repurchased, redeemed or converted. Noteholders will have the right to convert their Notes into shares of Tilray’s common stock at their option, at any time, until the close of business on the second scheduled trading day immediately before the maturity date. The Notes will be redeemable, in whole and not in part, at Tilray’s option at any time on or after June 20, 2025 at a cash redemption price equal to the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price of Tilray’s common stock exceeds 130% of the conversion price for a specified period of time. The interest rate, initial conversion rate, and the other terms of the Notes, will be determined at the time of pricing of the offering.

In connection with the Company’s offering of the Notes, the Company expects to enter into a share lending agreement with an affiliate of Jefferies LLC (the “Share Borrower”), under which it will lend to the Share Borrower shares of the Company’s common stock. The borrowed shares will be newly-issued shares issued in connection with the offering of the Notes and will be held as treasury shares upon the expiration or early termination of the share lending agreement.

Purchasers of the Notes may separately sell shares of the Company’s common stock that they may borrow through the Share Borrower. The Company expects that the selling stockholders will use the short position created by such sales to establish their initial hedge with respect to their investments in the Notes. The Company will not receive any proceeds from the expected sale of the borrowed shares from the Note purchasers.

Contemporaneously with the pricing of the Notes in the offering, Tilray intends to enter into separate privately negotiated transactions with certain holders of the 2023 notes and/or 2024 notes to repurchase a portion of such notes on terms to be negotiated with such holders (each a “note repurchase” and collectively the “notes repurchases”). The terms of each note repurchase are anticipated to be negotiated on an individual basis and will depend on several factors, including the market price of Tilray’s common stock and the trading price of the 2023 notes and 2024 notes at the time of each such note repurchase. No assurance can be given as to how much, if any, of the 2023 notes and/or 2024 notes will be repurchased or the terms on which they will be repurchased.

Tilray expects that certain holders of 2023 notes and/or 2024 notes that sell their 2023 notes and/or 2024 notes in negotiated transactions with Tilray may enter into or unwind various derivatives with respect to Tilray’s common stock and/or purchase shares of its common stock in the market. The amount of Tilray’s common stock that such holders purchase may be substantial in relation to the historic average daily trading volume of the common stock. In addition, Tilray expects that certain purchasers of the Notes may establish a short position with respect to its common stock by short selling the common stock or by entering into short derivative positions with respect to the common stock, in each case, in connection with the offering. The net effect of the above market activities by holders of 2023 notes and/or 2024 notes and purchasers of the Notes could increase (or reduce the size of any decrease in) or decrease (or reduce the size of any increase in) the market price of Tilray’s common stock, the market price of the Notes and/or the initial conversion price of the Notes, and Tilray cannot predict the magnitude of such market activities or the overall effect that will have on the market price of the Notes, the market price of its common stock or the initial conversion price of the Notes.

Jefferies LLC and BofA Securities are acting as the joint bookrunners and underwriters for the Notes offering.

The offering of the Notes and the offering of the Company’s common stock by the selling stockholders will be made by means of separate prospectus supplements to the prospectus forming a part of the Company’s effective shelf registration statement filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2022, under the Securities Act of 1933, as amended. You may obtain these documents for free by visiting the SEC’s website at www.sec.gov. The final prospectus supplements relating to the offering of the Notes and the offering of the Company’s common stock will be filed with the SEC. When available, copies of the final prospectus supplements may also be obtained by contacting: Jefferies LLC, Attn: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022, Telephone: (877) 821-7388, Email: Prospectus_Department@Jefferies.com., or from BofA Securities, NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, Attn: Prospectus Department or email at dg.prospectus_requests@bofa.com. Before you invest, you should read the prospectus supplements and accompanying base prospectus, the registration statement and the other documents that the Company has filed with the SEC as incorporated by reference therein, for more complete information about the Company and the offerings.

This press release is neither an offer to sell nor a solicitation of an offer to buy the Notes, the Company’s common stock or any other securities, nor shall it constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Tilray Brands

Tilray Brands, Inc. (Nasdaq: TLRY; TSX: TLRY), is a leading global cannabis-lifestyle and consumer packaged goods company with operations in Canada, the United States, Europe, Australia, and Latin America that is changing people’s lives for the better - one person at a time. Tilray Brands delivers on this mission by inspiring and empowering the worldwide community to live their very best life, enhanced by moments of connection and wellbeing. Patients and consumers trust Tilray Brands to be the most responsible, trusted and market leading cannabis consumer products company in the world with a portfolio of innovative, high-quality and beloved brands that address the needs of the consumers, customers and patients we serve. A pioneer in cannabis research, cultivation, and distribution, Tilray Brands’ unprecedented production platform supports over 20 brands in over 20 countries, including comprehensive cannabis offerings, hemp-based foods, and craft beverages.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute forward-looking information or forward-looking statements (together, “forward-looking statements”) under Canadian securities laws and within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be subject to the “safe harbor” created by those sections and other applicable laws. Forward-looking statements can be identified by words such as “forecast,” “future,” “should,” “could,” “enable,” “potential,” “contemplate,” “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would” and the negative of these terms or similar expressions, although not all forward-looking statements contain these identifying words. Certain material factors, estimates, goals, projections or assumptions were used in drawing the conclusions contained in the forward-looking statements throughout this communication.

Forward-looking statements include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things: estimates of our financial information, including in respect of expected revenues, margins, cash flow, profitability, and production of cannabis; estimates of future costs applicable to sales, future capital expenditures, future cost reductions, and projected synergies including pre-tax synergies, cost savings and efficiencies; our expectation to have scalable medical and adult-use cannabis platforms to strengthen the leadership position in Canada, internationally, and eventually in the United States; us being well positioned in the European cannabis markets and our ability to leverage our current European platforms; strategic and financial benefits in connection with the acquisition of HEXO Corp. by Tilray; the legalization of cannabis in the United States and us being well positioned to compete in the United States market; future sales and the impact to the trading price of our common stock, including the expected shorting of the borrowed shares in the concurrent offering; the projected growth in our market share and growth in the European Union market; our expectation to offer a diversified and branded product offering and distribution footprint, world-class cultivation, processing and manufacturing facilities; the proposed offering of the Notes, our entry into the share lending agreement, the concurrent borrowing of shares, our expectations with respect to granting the underwriters of the offering a 30-day option to purchase additional Notes, the terms of the concurrent notes repurchase, our intentions with respect to the use of proceeds from the sale of the Notes, and the completion, timing, terms and size of the proposed Notes offering.

Many factors could cause actual results, performance or achievement to be materially different from any forward-looking statements, and other risks and uncertainties not presently known to the Company or that the Company deems immaterial could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein. For a more detailed discussion of these risks and other factors, see the caption “Risk Factors” in the prospectus supplement and the most recently filed annual information form of the Company and the Annual Report on Form 10-K (and other periodic reports filed with the SEC) of the Company made with the SEC and available on EDGAR. The forward-looking statements included in this communication are made as of the date of this communication and the Company does not undertake any obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Media:
Berrin Noorata,
news@tilray.com
or
Investors:
Raphael Gross, +1-203-682-8253
Raphael.Gross@icrinc.com